FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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Contact: **Dan Suesskind**, Chief Financial Officer   Teva Pharmaceutical Industries Ltd.   972-2-589-2840

           George Barrett,
           Executive V.P. - Global Pharmaceutical Markets   Teva Pharmaceutical Industries Ltd.   (215) 591-3030
           President and CEO   Teva North America

           Kevin Mannix/Liraz Kalif, Investor Relations Teva Pharmaceutical Industries Ltd.   972-3-926-7281
                                                             Teva North America   (215)-591-8912

FOR IMMEDIATE RELEASE

TEVA PROVIDES UPDATE ON GENERIC LOTREL®

Jerusalem, Israel, May 20, 2007 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announces that on May 18, 2007 the U.S. Food and Drug Administration granted to Teva final approval of its amlodipine besylate/benazepril products in 2.5 mg/10 mg, 5 mg/10mg; 5 mg/20 mg and 10 mg/20 mg dosage strengths, AB rated to Novartis' Lotrel® and Teva immediately commenced shipping the product. On May 19, 2007, the United States District Court for the District of New Jersey granted, in connection with Novartis' pending patent infringement action, an emergency request for a temporary order restraining Teva's launch and scheduled a hearing for May 21, 2007 at 11:00 am for further proceedings.

Annual sales of the brand product are approximately $1.5 billion in the U.S. based on IMS sales data. As the first company to file an Abbreviated New Drug Application (ANDA) with a Paragraph IV patent certification, Teva has been awarded 180 days marketing exclusivity for this product.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 76 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                        (Registrant)

By: /s/ Dan Suesskind
                                 Name: Dan Suesskind
                                 Title: Chief Financial Officer

Date: May 20, 2007